CONFIDENTIAL TREATMENT REQUESTED BY

ISILON SYSTEMS, INC.

CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH [***].

May 7, 2009

Via EDGAR & Overnight Delivery

U.S. Securities and Exchange Commission	SUBMITTED PURSUANT TO A
Division of Corporation Finance	REQUEST FOR CONFIDENTIAL TREATMENT AND
100 F Street, N.E.	PURSUANT TO 17 C.F.R. 200.83
Mail Stop 4561
Washington, D.C. 20549

Attn:	Kathleen Collins, Accounting Branch Chief

Re:	Isilon Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on February 20, 2009
File No. 001-33196

Dear Ms. Collins:

Isilon Systems, Inc. submits this letter in response to your letter of April 24, 2009, which letter sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the above-referenced filing. This letter sets forth Isilon’s responses to the Staff’s comments. For your convenience, we have numbered and restated in bold and italics each comment to correspond to the numbering in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Statements of Cash flows, page 64

1.	It appears that the Company erroneously labeled the Consolidated Statement of Cash Flows for fiscal 2007 as restated (i.e. rather than fiscal 2006). Please ensure that the Consolidated Statement of Cash Flows for fiscal 2007 is not labeled as restated in future filings.

We acknowledge the Staff’s comment and will ensure that the Consolidated Statement of Cash Flows for fiscal 2007 is not labeled as restated in future filings.

CONFIDENTIAL TREATMENT REQUESTED BY

ISILON SYSTEMS, INC.

Securities and Exchange Commission

May 7, 2009

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page 68

2.	We note from your disclosure on page 68 that revenue for sales to channel partners is recognized on a “sell-in” basis if you are able to estimate returns. Your response to our prior comment 39 in your letter dated October 10, 2006 indicated that arrangements with end-users and channel partners did “not provide for rights of return acceptance criteria, rebates or other incentives or programs.” Please describe the nature of return and stock rotation rights included in your arrangements; when these terms changed; the amount of revenue reserves recorded for each period presented; typical payment terms; and the number of channel partners for which you recognize revenue on a “sell-through” basis. Also, tell us how you considered paragraph 6 of SFAS 48 and EITF 01-9 in accounting for return rights and other considerations. We may have further comments.

Our policy, as disclosed on page 68 in our Form 10-K for the fiscal year ended December 31, 2008, is to defer revenue recognition on sales to channel partners until we obtain persuasive evidence of sell-through if fees are not considered fixed or determinable at the time of sale to the channel partner. Currently, revenue recognition on all sales to channel partners is deferred until we obtain persuasive evidence of sell-through. Examples of evidence of sell-through that we accept to satisfy our internal requirements are also disclosed on page 68 and include reports from channel partners documenting sell-through activity, copies of end-user purchase orders, data indicating an order has shipped to an end-user, cash payments or letters of credit guaranteeing cash payments.

Our contracts with channel partners, both currently and historically, do not provide for general rights of return. Our typical payment terms are 30-60 days. Several of our contracts with Value Added Distributors (“VADs”), however, include, and have in the past included, rights to rotate product within a limited period of time subsequent to purchase and for a limited percentage of the overall purchase amount. On sales to VADs that are subject to these stock rotation rights, we defer all revenue associated with the portion of products eligible for rotation until such rotation rights lapse. The total amount of revenue deferred that related to stock rotation rights as of December 31 2006, December 30, 2007 and December 31, 2008 was $157,000 (or 0.26% of total revenue), $238,000 (or 0.27% of total revenue), and $634,000 (or 0.55% of total revenue), respectively.

While our sales to channel partners and direct end-user customers do not include general rights of return, we have, on occasion, accepted product returns in the normal course of business. Provided a sale is considered fixed and determinable (under both the guidance of

CONFIDENTIAL TREATMENT REQUESTED BY

ISILON SYSTEMS, INC.

Securities and Exchange Commission

May 7, 2009

paragraph 6 of SFAS 48 and SOP 97-2) and all other applicable revenue recognition criteria have been met, we recognize revenue less a reserve for estimated future returns. We estimate the amount of future returns based on historical rates of return and expectations of future return activity. We believe this approach is in accordance with paragraphs 6 and 8 of SFAS 48. As of December 31, 2006, December 30, 2007 and December 31, 2008, the total sales return reserve was $82,000 (or 0.13% of total revenue), $375,000 (or 0.42% of total revenue), and $806,000 (or 0.70% of total revenue), respectively.

Our contract arrangements and revenue recognition policies with regard to rights of return have not changed since our initial public offering. Beginning with our Form 10-Q for the third quarter of 2007, however, we determined that it was appropriate to enhance our disclosure of these arrangements and policies. As noted above, the amount of deferred revenue related to stock rotation rights and the sales return reserves are not material to our financial statements; however, as the deferred revenue and reserve balances have continued to increase over the past several periods, we have determined that additional disclosure would be helpful for our investors.

We occasionally participate in co-branded marketing events and various other incentive programs with channel partners. Our participation in these programs has been limited since our inception. Total amounts paid under these programs were $54,000, $352,000, and $322,000 for the years ended December 31, 2006, December 30, 2007, and December 31, 2008, respectively, and represented less than 0.5% of revenue in each period. Depending on the nature of these programs, we record amounts payable or credited to channel partners as either a reduction of revenue or as a component of operating expenses in accordance with the criteria established in EITF 01-09.

3.	Additionally, we note from your disclosure in Note 2 that one of the issues in your restatement appeared to relate to the failure to meet qualification of the product to perform certain specifications. Please tell us if the Company has entered into other arrangements containing customer acceptance provisions. If so, please tell us how you account for such arrangements based on the guidance in paragraph 20 of SOP 97-2 and TPA 5100.67 and tell us if you considered disclosing your accounting policy for such arrangements.

We regularly enter into evaluation arrangements whereby a prospective customer may evaluate our equipment for a specified period of time after which the customer either purchases the equipment or returns it to us. In these arrangements, revenue is not recognized until we receive a non-contingent purchase order and all other requirements for revenue recognition are met. On occasion, we receive purchase orders from customers that include

CONFIDENTIAL TREATMENT REQUESTED BY

ISILON SYSTEMS, INC.

Securities and Exchange Commission

May 7, 2009

acceptance provisions or other such contingent language. In these cases, we defer all revenue associated with the arrangement until the customer accepts the product, waives the applicable condition or when the acceptance clause or condition lapses.

In future filings we will update our disclosures related to our significant accounting policies to include the following statement:

“From time to time, we enter into arrangements with customers that include acceptance criteria or other contingencies. In such instances, we defer all revenue on the arrangement until customer acceptance is obtained or the acceptance clause or contingency lapses.”

4.	We note from your website that you offer different levels of postcontract customer support (“PCS”), which appears to be silver, gold, platinum, and secure. Please update us with the range of rates you charge your customers and discounts available for PCS based on your most recent analysis of vendor specific objective evidence (“VSOE”). In this regard, it appears from your response to prior comment 22 in your letter dated November 6, 2006 that the Company previously provided only gold and platinum support. Also, you previously stated in your response to comment 41 in your letter dated October 10, 2006 that all customers that renewed PCS services had done so at the renewal rate stated in the initial contract. Please confirm that this is still the case or tell us what percentage of your customers renews PCS at the stated renewal rate.

Beginning in the first quarter of 2007, we began selling silver support plans in addition to the existing gold and platinum offerings. We advise the Staff that secure support is identical to platinum support but includes a feature that allows customers to take extra steps to protect highly confidential data that is maintained on our products.

Our annual PCS rates range from ***% to ***% of the list price of the product, depending on the level of service, the number of years included in the service contract, distribution channel, geography and volume of product purchased by a customer. We periodically evaluate actual renewals to ensure they are sold at prices within an acceptably narrow range (plus or minus 15%) of the list price. Based on our most recent analysis, 95% of our customers that renewed their support plans did so within the acceptable range of the list price. On a disaggregated basis, across the platinum, gold and silver service levels, 95%, 94%, and 94%, respectively, of our customers renewed their contracts within the acceptable range of the list price.

CONFIDENTIAL TREATMENT REQUESTED BY

ISILON SYSTEMS, INC.

Securities and Exchange Commission

May 7, 2009

5.	We also note that the Company provides installation services. Tell us if you are able to determine VSOE of such services pursuant to paragraph 10 of SOP 97-2. If so, please describe your methodology for establishing VSOE and include the volume of stand alone sales used in your VSOE analysis, as applicable. If you are not able to establish VSOE for installation services, tell us how you account for multiple element arrangements that include such services pursuant to paragraph 12 of SOP 97-2. Also tell us your methodology for allocating revenue for income statement classification purposes; why you believe such presentation is reasonable; if this presentation has been consistently applied; and if you considered disclosing this information based upon your consideration of Rule 5-03(b)(1) and (2) of Regulation S-X.

One of the key benefits of our products is the ease of use and the fact that the installation of our storage solutions does not require time consuming and expensive integration services. Our installation services do not involve significant production, modification or customization of the product and are not essential to the functionality of the product. Installation services include the physical racking and connection of the product, verification of licensing, basic set-up and registration of the product. Installation of our products may be performed by the customer, a channel partner, a third party service provider or by us. We sell installation services on approximately 22% of our customer purchases.

We determine VSOE of the fair value of installation services by estimating the time necessary to perform the installation multiplied by the rate per hour for the professionals who will perform the installation service. The rate per hour used is based on the rates we charge customers when they purchase stand-alone consulting services. We believe this approach is reasonable and acceptable under paragraph 12 of SOP 97-2.

For all periods presented in our Form 10-K for the fiscal year ended December 31, 2008, installation services revenue represented less than 0.5% of total revenue. Given that the amount of our installation revenue is below the 10 percent threshold prescribed in Rule 5-03(b)(1) and (2) of Regulation S-X, we have not separately disclosed the amount of such revenues on our income statement. As disclosed in our Form 10-K for the year ended December 31, 2008, we include installation revenue under “Service” revenue in our statement of operations. This presentation has remained consistent for all periods presented.

CONFIDENTIAL TREATMENT REQUESTED BY

ISILON SYSTEMS, INC.

Securities and Exchange Commission

May 7, 2009

Note 13. Quarterly Results of Operations (unaudited), page 85

6.	Please provide us with the following information with regards to errors in revenue recognition that resulted in the restatement of revenue for Q1’07 and Q2’07:

•	Tell us the amount of each error described on page 86;

The first error described on page 86 resulted in improper recognition of $2.0 million of revenue for the quarter ended April 1, 2007.

The second error described on page 86 resulted in the improper recognition of $1.8 million and $1.4 million of revenue for the quarters ended April 1, 2007 and July 1, 2007, respectively.

The third error described on page 86 resulted in the improper recognition of $795,000 of revenue for the quarter ended July 1, 2007.

•

With respect to the error described in the first bullet point, please tell us if the Company has entered into other barter transactions to exchange your software for another vendor’s software product or other nonmonetary deliverables. If so, tell us how you account for such arrangements pursuant to APB 29, TPA 5100.46, and TPA 5100.47 and if you considered disclosing your accounting policy for such arrangements; and

We have not entered into other barter transactions to exchange our software for another vendor’s software product or other nonmonetary deliverables.

•	Please describe why the terms and conditions of the end-user sale described in the third bullet point were not fixed and determinable. Also, tell us how they became fixed and determinable in Q4’07.

Revenue for this transaction was initially recorded in the quarter ending July 1, 2007. Subsequent to filing our Form 10-Q for this period, we became aware that material terms related to this transaction, including details surrounding the specific products to be delivered, were not resolved until subsequent to July 1, 2007. As a result, the fees for this arrangement were not fixed and determinable as of July 1, 2007. During the quarter ended September 30, 2007, the terms associated with the transaction became fixed and determinable when negotiations with the end-user were completed and all

CONFIDENTIAL TREATMENT REQUESTED BY

ISILON SYSTEMS, INC.

Securities and Exchange Commission

May 7, 2009

products, prices and quantities to be delivered were mutually agreed upon. Complete delivery of the products to the customer did not occur until the quarter ended December 30, 2007. Once delivery had been completed, we concluded that all criteria for revenue recognition had been met and we recognized revenue accordingly.

*   *   *   *   *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CONFIDENTIAL TREATMENT REQUEST

Isilon hereby requests, pursuant to 17 C.F.R. Section 200.83, that certain contents of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person, as it contains confidential information. In accordance with 17 C.F.R. Section 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that we may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone Keenan Conder at (206) 777-7898, rather than rely upon the United States mail for such notice.

CONFIDENTIAL TREATMENT REQUESTED BY

ISILON SYSTEMS, INC.

Securities and Exchange Commission

May 7, 2009

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 315-7617 with any questions or comments regarding this letter. Thank you for your assistance.

Sincerely,

Isilon Systems, Inc.

/s/ William D. Richter
William D. Richter
Vice President of Finance and Chief Financial Officer

cc:

Melissa Feider, Securities and Exchange Commission

Keenan Conder, Isilon Systems, Inc.

Drew G. Markham, Wilson Sonsini Goodrich & Rosati